UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 4, 2023

FIFTH WALL ACQUISITION CORP. III

(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands	001-40415	98-1583957
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1 Little West 12th Street 4th Floor, New York, New York	10014
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (310) 853-8878

6060 Center Drive, 10th Floor Los Angeles, California, 90045
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0001	FWAC	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.01	Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On August 4, 2023, Fifth Wall Acquisition Corp. III, a Cayman Islands exempted company (“FWAC”) notified the Nasdaq Capital Market (the “Nasdaq”) of FWAC’s intent to transfer the listing of its Class A ordinary shares, par value $0.0001 per share (the “Class A Shares”), from the Nasdaq to the NYSE American LLC (the “NYSE American”) following, and subject to the completion of, its previously announced business combination with Mobile Infrastructure Corporation (“MIC”, and such transaction, the “Business Combination”).

The disclosure set forth in Item 8.01 of this Current Report on Form 8-K relating to the issuance of a press release is incorporated by reference into this Item 3.01.

Item 8.01	Other Events.

On August 4, 2023, FWAC issued a press release reminding shareholders to vote “FOR” the Business Combination. The press release also noted the pending transfer of the listing of the Class A Shares from the Nasdaq to NYSE American in connection with the Business Combination. A copy of the press release is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

Additional Information

This document relates to the proposed merger (the “Merger”) involving FWAC and MIC. On January 13, 2023, FWAC filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which, as subsequently amended, the SEC declared effective on July 11, 2023. FWAC and MIC filed the final joint proxy statement/prospectus of FWAC (the “Joint Proxy Statement/Prospectus”) in connection with the Agreement and Plan of Merger, dated as of December 13, 2023, as amended by the First Amendment to the Agreement and Plan of Merger, dated as of March 23, 2023, by and among FWAC, Queen Merger Corp. I, and MIC with the SEC on July 11, 2023. The Joint Proxy Statement/Prospectus was sent to the shareholders of FWAC and the stockholders of MIC, in each case seeking any required approvals. Investors and security holders of FWAC and MIC are urged to carefully read the entire Joint Proxy Statement/Prospectus filed with the SEC because it contains important information about the Merger. The documents filed by FWAC and MIC with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Alternatively, the documents filed by FWAC can be obtained free of charge from FWAC upon written request to Fifth Wall Acquisition Corp. III, 6060 Center Drive, 10th Floor, Los Angeles, California 90045, and the documents filed by MIC can be obtained free of charge from MIC upon written request to MIC, 30 W. 4th Street, Cincinnati, Ohio 45202.

Participants in the Solicitation

FWAC, MIC and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies, and in favor of the approval of the Merger and related matters. Information regarding FWAC’s and MIC’s directors and executive officers is contained in the Joint Proxy Statement/Prospectus. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus and other relevant documents filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph.

No Offer or Solicitation

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, the expected timing of the closing of the transaction and the listing of the combined company’s shares on the NYSE American. Any forward-looking statements herein are based solely on the expectations or predictions of MIC or FWAC and do not express the expectations, predictions or opinions of Fifth Wall Asset Management, LLC and Fifth Wall Ventures Management, LLC, their affiliates and any investment funds, investment vehicles or accounts managed or advised by any of the foregoing (collectively, “Fifth Wall”) in any way. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events, or results of operations, are forward-looking statements. These statements may be preceded by, followed by, or include the words “believes,” “estimates,” “expects,” “projects,” “predicts,” “forecasts,” “may,” “will,” “could,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “potential,” “intends” or “continue” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in the section of the Joint Proxy Statement/Prospectus titled “Risk Factors.” These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are based on FWAC’s or MIC’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events. However, there can be no assurance that the events, results, or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither FWAC nor MIC is under any obligation and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which FWAC and MIC have filed or will file from time to time with the SEC.

In addition to factors previously disclosed in FWAC’s and MIC’s reports filed with the SEC, including FWAC’s and MIC’s most recent reports on Form 8-K and all attachments thereto, which are available, free of charge, at the SEC’s website at www.sec.gov, and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: risks and uncertainties related to the inability of the parties to successfully or timely consummate the proposed transactions, including the risk that any required regulatory approvals or securityholder approvals of FWAC or MIC are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transactions are not obtained, failure to realize the anticipated benefits of the proposed transactions, risks related to MIC’s ability to execute on its business strategy, attain its investment strategy or increase the value of its portfolio, act on its pipeline of acquisitions, attract and retain users, develop new offerings, enhance existing offerings, compete effectively, and manage growth and costs, the duration and global impact of COVID-19, the possibility that FWAC or MIC may be adversely affected by other economic, business and/or competitive factors, the number of redemption requests made by FWAC’s public shareholders, the ability of MIC and FWAC to leverage Fifth Wall’s affiliates and other commercial relationships to grow MIC’s customer base (which is not the subject of any legally binding obligation on the part of Fifth Wall or any of its partners or representatives), the ability of each of MIC and FWAC to leverage its relationship with any other company investor (including investors in the PIPE transaction) to grow MIC’s customer base, the ability of the combined company to meet the NYSE’s or NYSE American’s listing standards (or the standards of any other securities exchange on which securities of combined company are listed) following the proposed transactions, the risk that the announcement and consummation of the transaction disrupts MIC’s current plans and operations, costs related to the transaction, changes in applicable laws or regulations, the outcome of any legal proceedings that may be instituted against MIC, FWAC, or any of their respective directors or officers, following the announcement of the transaction, the ability of FWAC or combined company to issue equity or equity-linked securities in connection with the proposed transactions or in the future, the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions and purchase price and other adjustments; and those factors discussed in documents of MIC and FWAC filed, or to be filed, with the SEC. Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements are also provided in the Joint Proxy Statement/Prospectus.

This document is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in FWAC or MIC and is not intended to form the basis of an investment decision in FWAC or MIC. All subsequent written and oral forward-looking statements concerning FWAC and MIC, the proposed transactions, or other matters, and attributable to FWAC and MIC or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

99.1	Press Release, dated August 4, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 4, 2023

FIFTH WALL ACQUISITION CORP. III

By:	/s/ Andriy Mykhaylovskyy
Name:	Andriy Mykhaylovskyy
Title:	Chief Financial Officer

Exhibit 99.1

Fifth Wall Acquisition Corp. III Reminds Shareholders to Vote “FOR” the Business Combination with

Mobile Infrastructure Corporation at Extraordinary General Meeting of Shareholders

Combined Company to Trade on NYSE American as “BEEP”

New York, August 4, 2023 – Fifth Wall Acquisition Corp. III (the “Company” or “FWAC”), a special purpose acquisition company, today reminded shareholders to vote “FOR” the business combination with Mobile Infrastructure Corporation (“MIC”) at the extraordinary general meeting of shareholders scheduled for August 10, 2023 (the “Extraordinary General Meeting”). The Company also noted the pending transfer of the listing of its Class A ordinary shares, par value $0.0001 per share (the “Class A Shares”), from the Nasdaq Capital Market (“Nasdaq”) to the NYSE American LLC (the “NYSE American”) in connection with the anticipated closing of the business combination.

Trading of the Class A Shares is expected to begin on NYSE American on August 15, 2023 under the new ticker symbol “BEEP”. The last day of trading on the Nasdaq is expected to be on August 14, 2023, following the consummation of the Company’s pending business combination transaction with MIC, which is currently expected to occur on August 14, 2023, subject to final shareholder approval at the Extraordinary General Meeting and satisfaction of other customary closing conditions.

As previously announced, the Company will hold the Extraordinary General Meeting via live webcast at https://www.cstproxy.com/fwac3/sm2023 on August 10, 2023 at 11:00 a.m. Eastern Time for its shareholders of record at the close of business on June 23, 2023 to vote on the proposed business combination, among other things. The definitive joint proxy statement/prospectus with respect to the business combination, together with a proxy card for voting, has been mailed to the Company’s shareholders. Shareholders are encouraged to attend the Extraordinary General Meeting and to vote as soon as possible by signing, dating and returning the proxy card enclosed with the definitive joint proxy statement/prospectus. If you have any questions, please contact Morrow Sodali LLC, the Company’s proxy solicitor, at (800) 662-5200.

About Fifth Wall Acquisition Corp. III

FWAC is a blank check company incorporated for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

About MIC

MIC focuses on acquiring, owning and leasing parking facilities and related infrastructure, including parking lots, parking garages and other parking structures throughout the United States. For more information please visit https://mobileit.com/.

Additional Information

This document relates to the proposed merger (the “Merger”) involving FWAC and MIC. On January 13, 2023, FWAC filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which, as subsequently amended, the SEC declared effective on July 11, 2023. FWAC and MIC filed the final joint proxy statement/prospectus of FWAC (the “Joint Proxy Statement/Prospectus”) in connection with the Agreement and Plan of Merger, dated as of December 13, 2023, as amended by the First Amendment to the Agreement and Plan of Merger, dated as of March 23, 2023, by and among FWAC, Queen Merger Corp. I, and MIC with the SEC on July 11, 2023. The Joint Proxy Statement/Prospectus was sent to the shareholders of FWAC and the stockholders of MIC, in each case seeking any required approvals. Investors and security holders of FWAC and MIC are urged to carefully read the entire Joint Proxy Statement/Prospectus filed with the SEC because it contains important information about the Merger. The documents filed by FWAC and MIC with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Alternatively, the documents filed by FWAC can be obtained free of charge from FWAC upon written request to Fifth Wall Acquisition Corp. III, 6060 Center Drive, 10th Floor, Los Angeles, California 90045, and the documents filed by MIC can be obtained free of charge from MIC upon written request to MIC, 30 W. 4th Street, Cincinnati, Ohio 45202.

Participants in the Solicitation

FWAC, MIC and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies, and in favor of the approval of the Merger and related matters. Information regarding FWAC’s and MIC’s directors and executive officers is contained in the Joint Proxy Statement/Prospectus. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus and other relevant documents filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph.

No Offer or Solicitation

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, the expected timing of the closing of the transaction and the listing of the combined company’s shares on the NYSE American. Any forward-looking statements herein are based solely on the expectations or predictions of MIC or FWAC and do not express the expectations, predictions or opinions of Fifth Wall Asset Management, LLC and Fifth Wall Ventures Management, LLC, their affiliates and any investment funds, investment vehicles or accounts managed or advised by any of the foregoing (collectively, “Fifth Wall”) in any way. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events, or results of operations, are forward-looking statements. These statements may be preceded by, followed by, or include the words “believes,” “estimates,” “expects,” “projects,” “predicts,” “forecasts,” “may,” “will,” “could,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “potential,” “intends” or “continue” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in the section of the Joint Proxy Statement/Prospectus titled “Risk Factors.” These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are based on FWAC’s or MIC’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events. However, there can be no assurance that the events, results, or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither FWAC nor MIC is under any obligation and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which FWAC and MIC have filed or will file from time to time with the SEC.

In addition to factors previously disclosed in FWAC’s and MIC’s reports filed with the SEC, including FWAC’s and MIC’s most recent reports on Form 8-K and all attachments thereto, which are available, free of charge, at the SEC’s website at www.sec.gov, and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: risks and uncertainties related to the inability of the parties to successfully or timely consummate the proposed transactions, including the risk that any required regulatory approvals or securityholder approvals of FWAC or MIC are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transactions are not obtained, failure to realize the anticipated benefits of the proposed transactions, risks related to MIC’s ability to execute on its business strategy, attain its investment strategy or increase the value of its portfolio, act on its pipeline of acquisitions, attract and retain users, develop new offerings, enhance existing offerings, compete effectively, and manage growth and costs, the duration and global impact of COVID-19, the possibility that FWAC or MIC may be adversely affected by other economic, business and/or competitive factors, the number of redemption requests made by FWAC’s public shareholders, the ability of MIC and FWAC to leverage Fifth Wall’s affiliates and other commercial relationships to grow MIC’s customer base (which is not the subject of any legally binding obligation on the part of Fifth Wall or any of its partners or representatives), the ability of each of MIC and FWAC to leverage its relationship with any other company investor (including investors in the PIPE transaction) to grow MIC’s customer base, the ability of the combined company to meet the NYSE’s or NYSE American’s listing standards (or the standards of any other securities exchange on which securities of combined company are listed) following the proposed transactions, the risk that the announcement and consummation of the transaction disrupts MIC’s current plans and operations, costs related to the transaction, changes in applicable laws or regulations, the outcome of any legal proceedings that may be instituted against MIC, FWAC, or any of their respective directors or officers, following the announcement of the transaction, the ability of FWAC or combined company to issue equity or equity-linked securities in connection with the proposed transactions or in the future, the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions and purchase price and other adjustments; and those factors discussed in documents of MIC and FWAC filed, or to be filed, with the SEC. Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements are also provided in the Joint Proxy Statement/Prospectus.

This document is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in FWAC or MIC and is not intended to form the basis of an investment decision in FWAC or MIC. All subsequent written and oral forward-looking statements concerning FWAC and MIC, the proposed transactions, or other matters, and attributable to FWAC and MIC or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.